UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to SCHEDULE TO (Rule 13e-4) TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

NETWORK EQUIPMENT TECHNOLOGIES, INC. (Name of Subject Company (Issuer) and Filing Person (Offeror))

Certain Options to Purchase Common Stock, Par Value $0.01 Per Share (Title of Class of Securities)
641208103 (CUSIP Number of Class of Securities)

Michael McKay
Network Equipment Technologies, Inc.
6900 Paseo Padre Parkway
Fremont, California 94555-3660
(510) 713-7300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
Timothy G. Hoxie Jones Day 555 California Street, Suite 2600 San Francisco, California 94104 (415) 626-3939
Calculation of Filing Fee
Transaction Valuation(*)	Amount of Filing Fee(**)
$3,182,955.51	$177.61

(*)

Estimated for purposes of calculating the amount of the filing fee only. The amount assumes that options to purchase 1,579,098 shares of Common Stock of Network Equipment Technologies, Inc. having an aggregate value of $3,182,955.51 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Hull-White II Trinomial Lattice Model.

(**)

Estimated for purposes of calculating the amount of the filing fee only. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and equals $55.80 per $1,000,000 of the value of the transaction. The full filing fee was previously paid in connection with the Company’s filing of Schedule TO on August 13, 2009 and no further filing fee is due with this Amendment.

[   ]

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [ X ]

This Tender Offer Statement on Schedule TO (the “Schedule TO”), filed with the Securities and Exchange Commission (the “Commission”) on August 13, 2009, by Network Equipment Technologies, Inc., a Delaware corporation (“we” or “us”), relates to the offer (the “Offer”) by us to certain of our employees to exchange certain of their outstanding options to purchase our Common Stock, par value $0.01 per share (“Common Stock”) that were granted on or before August 13, 2008 (“eligible options”) for restricted shares of our Common Stock (“restricted shares”). Except as amended and supplemented hereby, all terms of the Exchange Offer and all disclosure set forth in the Schedule TO and the Exhibits thereto, including the Offer to Exchange, remain unchanged. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Exchange.

Item 4. Terms of the Transaction.

Item 4 of Schedule TO is hereby amended and supplemented by adding the following:

The Offer expired at 12:00 p.m., California time, on September 11, 2009. We have accepted for cancellation and have cancelled eligible options covering 923,844 shares of Common Stock, representing 59% of the total shares subject to eligible options.

Subject to the terms and conditions of the Offer to Exchange, the Company has issued 256,034 restricted shares in exchange for the eligible options surrendered in the Offer.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
NETWORK EQUIPMENT TECHNOLOGIES, INC. By: /s/ FRANK SLATTERY Name: Frank Slattery Title: Vice President and General Counsel Date: September 15, 2009